UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 12)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))

ORION ACQUISITION AB
(Offeror)
a direct, wholly owned subsidiary of

THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)

Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)

680710100*
(CUSIP Number of Class of Securities)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone:  (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ting S. Chen Bethany A. Pfalzgraf Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 +1 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 12 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on October 31, 2023, by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer (the “Offer”) by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden, a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”) and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden, in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), the related ADS Letter of Transmittal and the related Acceptance Form for Shares, copies of each of which are attached to the Schedule TO as exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to amend and supplement the Items set forth below.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)
The paragraph under the sub-heading “Germany Merger Control Compliance” in Section 17—“Certain Legal Matters; Regulatory Approvals” on page 54 of the Offer to Purchase is amended and supplemented by adding the following after the last sentence of such paragraph:

“The German Bundeskartellamt has advised Parent that it is conducting a Phase 2 review of the Transactions. The parties currently expect the Phase 2 review by the German Bundeskartellamt to be completed by mid-2024, which is consistent with the expected timeline of the other ongoing regulatory reviews, including the review by the CMA.”

(b)
The second paragraph under the sub-heading “Foreign Competition and Investment Laws” in Section 17—“Certain Legal Matters; Regulatory Approvals” on page 55 of the Offer to Purchase is amended and supplemented by adding the following after the last sentence of such paragraph:

“The ISP has advised Parent that it is conducting a second phase review of the Transactions under the newly enacted FDI Act that came into effect late last year.”

(c)
The information set forth in Section 17—“Certain Legal Matters; Regulatory Approvals” on page 55 of the Offer to Purchase is amended and supplemented by adding the following after the first full paragraph:

“The parties are continuing to work cooperatively with the regulators and continue to expect regulatory reviews and the Offer to be completed by mid-2024.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thermo Fisher Scientific Inc.

By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
	Date:	February 20, 2024

Orion Acquisition AB, a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Chairman and Director
	Date:	February 20, 2024